Exhibit 99.88
BECTON DICKINSON CANADA INC.
OEM AGREEMENT
1.	This agreement between Becton Dickinson Canada Inc. (“BD”) and Theratechnologies Inc. (“Buyer”) shall govern Buyer’s purchase of products from BD including but not limited to the products identified on Exhibit A (the “Products”), which exhibit is attached and incorporated to this original equipment agreement (the “Agreement”). Pricing for additional products will be provided, upon request, by your Regional Business Manager, Kevin Egesborg at (800) 268-5430 ext. 6157.

2.	This Agreement shall remain in effect for a period of [Redacted: Term] (the “Term”) commencing on the date on which the parties execute this Agreement (the “Effective Date”) unless terminated earlier pursuant to the terms hereof. The Term shall be extended for consecutive [Redacted: Term] periods, the first such period commencing on the first anniversary of the Effective Date, unless either party provides the other notice of its intent not to extend the Term within [Redacted: Term] prior to the anniversary of the Effective Date or any renewal term.

3.	Buyer agrees that it will not use, sell, or distribute the Products for any application or use that is inconsistent with the instructions, if any, for the Products or the uses for which the Products are approved by BD.

4.	Buyer agrees to the following limitations regarding its purchase of Products:
4.1.	The Products shall be used, sold, and distributed by Buyer exclusively for the following purposes (the “Permitted Product Uses”):
4.1.1.	in procedural kits and trays;

4.1.2.	for the marketing, sale and distribution of the Buyer’s growth hormone-releasing factor GRF (“tesamorelin”);
4.2.	Buyer shall provide adequate support and information to its customers to enable them to properly use the Products. Such support shall include but not be limited to supplying its customers with the package inserts and instructions for use provided for the Products to Buyer by BD. If such package inserts and/or product instructions have not been provided, Buyer shall request that BD provide same.
4.3.	Absent written agreement by BD, Buyer shall not sell, market, advertise, ship, distribute, transfer or make the Products available in any manner outside of the “Territory,” which shall be the United States and any possessions thereof.
4.4.	Buyer acknowledges that BD is the owner of all the trademarks, trade names, brands, designs, copyrights, intellectual property, and other indicia of manufacturing origin, quality, and inventorship used on, about, or embodied by the Products (collectively the “ Proprietary Rights”), and all of the goodwill attributable to the Proprietary Rights. Buyer acknowledges that nothing in this Agreement gives it any right, title, or interest in or to the Proprietary Rights. Buyer will make no contrary representations. Buyer shall acknowledge and accurately reflect in all advertising, marketing materials, packaging and labeling for all Permitted Product Uses BD’s Proprietary Rights including but not limited to BD trademarks, trade names, and branding. In addition, Buyer shall not without the prior written consent of BD alter, deface, remove, cover, mutilate, or modify in any manner any indications of BD’s Proprietary Rights placed, attached, or affixed by BD on the Products or their packaging, including but not limited to trademarks, trade names, branding, serial or model numbers. Buyer shall provide a copy of all advertising, marketing materials, packaging, and labeling for all Permitted Product Uses so that BD may review such materials for consistency with this Section 4.4. BD may require Buyer to, and Buyer shall, edit all such materials or cease disseminating such materials if such materials, in BD’s sole determination, are not consistent with this Section 4.4.
4.5.	If Buyer uses, sells, or distributes the Products in any manner inconsistent with the foregoing limitations, BD may in its sole discretion terminate this Agreement with an advance written notice if Buyer has not remedied said breach within [Redacted: Term] from the receipt of the notice from BD and without any penalty or liability from BD to Buyer.
5.	BD shall package and supply the Products to Buyer, and Buyer shall take delivery of the Products from BD in accordance with the terms of this Agreement.
5.1.	BD shall package and supply the Products within [Redacted: Term] from the receipt of Buyer’s purchase order and in accordance with the packaging and labeling specifications of the Products as established between the parties (the “Packaging Specifications”)and the quality system regulation as set forth in 21 C.F.R. Part 820 (or any successor law or regulation thereof), as applicable, regarding medical devices and all applicable rules and regulations promulgated by the Food and Drug Administration (the “Product Specifications”).

5.2.	BD shall label the Products in accordance with the Packaging Specifications.

5.3.	BD shall provide the packaging which is required for the transport of the Products as set forth in the Packaging Specifications on Exhibit B, which Exhibit is attached to this Agreement and hereby incorporated by reference. The Packaging Specifications shall not be changed without Buyer’s express written consent.

5.4.	If changes occur in the Product Specifications, or if technical difficulties require BD to perform either additional work or repeat work, and such additional work or repeat work is not due to BD’s fault or negligence, then BD shall provide Buyer with cost estimates for such work. If Buyer approves such costs in writing, BD shall perform such work. Buyer shall pay BD’s additional costs for such work within [Redacted: Term] of the receipt of the invoice for such work.

5.5.	Buyer shall have a period of [Redacted: Term] from the date of its receipt of a shipment of Products to inspect and reject such shipment for nonconformance with the Product Specifications and/or Packaging Specifications. If Buyer rejects such shipment, it shall promptly so notify BD and provide to BD samples of the Products for verification.
5.5.1.	If BD confirms that such shipment did not meet the Product Specifications and/or Packaging Specifications, BD shall replace, at no cost to Buyer, that portion of the Product shipment which does not conform to the Product Specifications and/or Packaging Specifications, and shall bear all expenses of shipping and verification of the shipment of Products. Any nonconforming portion of any shipment shall be disposed of as directed by BD, at BD’s expense.

5.5.2.	If BD verifies such shipment and determines that it did conform to the Product Specifications and/or Packaging Specifications, and Buyer does not agree with this assessment, then, either party may, by written notice to the other party, request that such dispute be referred to each party’s respective Chief Executive Officer (or an executive officer of each party as designated by the CEO) (the “Executive Officers”) for resolution. The Executive Officers shall meet within [Redacted: Term] of such other party’s receipt of written notice of such dispute. If the Executive Officers cannot resolve such dispute within [Redacted: Term] of written notice of such dispute, then, at any time after such [Redacted: Term] period, either party may bring an action in a court of competent jurisdiction in the district of Toronto. Each party shall bear the cost of [Redacted: Description of Costs]. Either party may proceed to enforce any and all of its rights with respect to such dispute.

5.5.3.	Any Products that Buyer does not reject pursuant to this Section 5.5.3 shall be deemed accepted, and all claims with respect to the Products not conforming with Product Specifications and/or Packaging Specifications shall be deemed waived by Buyer, except as to defects which are not reasonably discoverable or render the Products non-conforming to Product Specifications and/or Packaging Specifications, as applicable.
6.	Buyer agrees that it will purchase the Products for resale in accordance with this Agreement. For further clarity, nothing contained in this Agreement shall be construed as to granting any exclusivity to BD in supplying and/or packaging the Products to Buyer.

7.	Buyer shall only resell the Products in accordance with the provisions of Section 4 of this Agreement and in the same form and packaging as supplied by BD.

8.	Buyer shall not, without BD’s prior written consent, use BD’s name, trademarks, trade names, branding, lot numbers or anything alike in any advertising or marketing materials, or on packaging of the Products to the extent such markings were not placed on the packaging or the Products by BD.

9.	The Products purchased by Buyer pursuant to this Agreement are not eligible for rebates and Buyer shall not submit rebate requests for any Products purchased pursuant to this Agreement.

10.	As of [Redacted: Date] and during the Term thereafter, BD may request that Buyer provide, and Buyer shall provide, on a [Redacted: Term] basis, [Redacted: Term] forecasts of its estimated purchases of the Products to better enable BD to supply Buyers’ needs, provided, however, that such forecasts may be changed at all times by Buyer. BD shall not be liable for any incremental costs incurred by Buyer as a result of any backorder of Products.

11.	Buyer shall not promote or sell any products that, in BD’s sole judgment, are imitative of or may be passed off as Products, and Buyer shall not promote or sell any products bearing a name or trademark that may, as determined by BD, infringe or imitate trademarks owned by BD, or any other trademarks, designs or slogans used in promoting, advertising or selling the Products.

12.	Upon receipt of a complaint or receipt of a reported adverse event that explicitly references any of the Products or may be associated with any of the Products, Buyer shall forthwith forward the complaint, including BD catalogue/product number, BD product name, description of the incident and complainant contact information to BD but in any event no later than [Redacted : Term] from receipt thereof. If the reported adverse event is related or associated in any manner to the Products, then BD shall be copied on all subsequent correspondence between Buyer and the complainant. If the reported adverse event is solely related to the Products, then BD shall be the primary contact with respect to such correspondence. BD, upon receipt of the Product complaint information and materials will investigate the complaint and retain on file all related information, in addition to any corrective and preventative actions that are either planned or taken. At the request of Buyer, BD will provide an acknowledgement of receipt of the Product complaint and that the complaint investigation has been closed. If a medical device report is deemed to be required for a Product, BD is to assume responsibility for the filing any such report. Records of the complaint investigation and associated documents will be made available to Buyer if specifically requested during a regulator audit (e.g. U.S. F.D.A. drug G.M.P. inspection).BD shall inform Buyer forthwith about any notice received by a Regulatory Authority that would potentially hinder or prevent BD from packaging or supplying the Product to Buyer according to this Agreement. “Regulatory Authority” means federal, provincial,state or local regulatory agency, department, bureau or other governmental entity of Canada or the United States, including the F.D.A., which is responsible for issuing approvals, licenses, registrations or authorizations necessary for the manufacture, use, storage, transport or sale of the Products in Canada and in the United States and any possession thereof.

13.	In the event: (a) any Regulatory Authority or other national government authority issues a request, directive or order that the Products be recalled; (b) a court of competent jurisdiction orders such a recall; or (c) Buyer or BD reasonably determines that the Products should be recalled, the parties shall take all appropriate corrective actions, and shall cooperate in any governmental investigations surrounding the recall. In the event that such recall results from the breach by BD of the terms of this Agreement, BD shall be responsible for promptly replacing the quantity of the Products that were recalled at no cost to Buyer or at its sole option reimburse Buyer for the cost of the Products that were recalled. BD shall be responsible for all commercially reasonable costs and expenses related to the recall. In the event that the recall does not result from the breach by BD of terms of this Agreement, Buyer shall be responsible for all commercially reasonable costs and expenses of the recall. For purposes of this Agreement, commercially reasonable expenses of the recall include expenses of notification and destruction or return of the recalled Products and any costs associated with the distribution of the replacement Products, but shall not include lost profits of either party. For purposes of this Agreement, a “recall” shall include any market withdrawal, communication (informing the end-user of a real or potential Product quality, safety or performance issue) or instructions issued by BD or Buyer to an end-user that provides instructions regarding handling and storage, that is not provided or included on Product labeling. Any correspondence with a Regulatory Authority pertaining to a recall and regarding or impacting the Products, shall be directed to BD and BD shall be the primary contact in connection thereto.

14.	Buyer shall not market, em ploy any sales practice, or issue or display any advertisement which in BD’s sole opinion, acting reasonably, is detrimental to the reputation, image, or positioning of BD or the Products and BD shall be entitled to require Buyer to cease any such practice or withdraw any such advertisement.

15.	The parties agree that throughout the Term they will remain in compliance with all applicable United States and Canadian laws and regulations.

16.	U.S. law regulates the export, re-export or other transfer of the Products. Any required U.S. and non-U.S. government authorization (specifically including Canada) must be obtained prior to shipment, and diversion contrary to U.S. and non-U.S. law is prohibited. By ordering the Products from BD, Buyer agrees to comply fully with all applicable export control laws and regulations of the United States and Canada, and expressly assumes responsibility for determining whether a subsequent transaction requires U.S. and Canadian government authorization and, if so, for obtaining such authorization before shipping or otherwise transferring the Products to another party.

17.	Buyer agrees to comply with all standard conditions and destination control statements set forth on the invoice, bill of lading or other documents accompanying the shipment of the Products.

18.	Buyer affirms that it will not knowingly use, resell or distribute Products directly or indirectly, for the development, production or proliferation of weapons of mass destruction (nuclear, chemical, or biological)or missile delivery systems, and/or for terrorist activities.

19.	BD shall deliver the Products to Buyer on the requested shipping date as set out on the purchase order, [Redacted: Delivery Terms] at [Redacted: Location] or such other facility as may be agreed upon in writing by the parties. Shipment shall be via a carrier designated by Buyer. Title and risk of loss shall pass to Buyer [Redacted: Title and Risk of Loss Conditions] at [Redacted: Location]. BD shall pay all costs relating to the Products until such time as it has been placed at the disposal of Buyer at the [Redacted: Location]. BD shall give Buyer at least [Redacted: Term] notice as to when the Products will be placed at its disposal. BD shall provide the Products with a packing list and bill of lading consigned to Buyer. BD shall pay all costs of checking operations such as, checking quality, measuring, weighing and counting, which are necessary for the purpose of placing the Products at Buyer’s disposal.

20.	Items ordered by Buyer that are special non-stock products, which orders have been accepted by BD and shipping dates given may not be canceled or returned to BD for credit.

21.	Unless otherwise agreed, BD specifications and quality requirements shall apply to all Products purchased under this Agreement.

22.	WARRANTY. BD represents and warrants that the Products shall be free from material defects, shall meet the Product Specifications and Packaging Specifications and that the Proprietary Rights do not infringe or constitute a misappropriation of any third party’s Proprietary Rights. THE WARRANTIES SET FORTH IN THIS PARAGRAPH ARE EXCLUSIVE REGARDING THE PRODUCTS AND IN LIEU OF ALL OTHER REPRESENTATIONS, WARRANTIES AND CONDITIONS EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED REPRESENTATION, WARRANTY OR CONDITION OF MERCHANTABILITY. ALL OTHER REPRESENTATIONS, WARRANTIES AND CONDITIONS WHETHER EXPRESS OR IMPLIED BY STATUTES OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED. In the event of a breach of this warranty, Buyer’s remedy shall be the replacement of the allegedly defective Products by BD with BD Products or a credit or refund of the funds paid by Buyer for the affected Products, at Buyer’s option. In no event shall BD be liable for any indirect or consequential damages, including but not limited to lost profits.

23.	Intentionally omitted.

24.	BD hereby disclaims any liability for the safety and efficacy of any Products which would be reconfigured, repackaged or re-sterilized by Buyer and ultimately sold to third parties by Buyer, and the sale of Products to Buyer under this Agreement shall not be construed as an endorsement by BD of any ultimate Products sold by Buyer.

25.	Buyer is responsible for assuring the sterility,if applicable, of any Products ultimately sold by Buyer to third parties. Buyer is also responsible for obtaining any necessary regulatory approvals and/or clearances necessary for any Products ultimately sold by Buyer to third parties.

26.	Buyer agrees to and does indemnify and hold harmless BD, its directors, officers, agents and employees from and against any and all liabilities, demands, claims, suits,losses, damages, causes of action, or judgments including costs, attorney fees, and expenses incident thereto which may be suffered directly by reason of any loss, damage, death or bodily injury arising out of or in connection with (i) Buyer’s negligent or wrongful willful acts in connection with this Agreement or (ii) Buyer’s breach of or failure to comply with any provision of this Agreement. This indemnification shall not extend to indirect, special,or consequential damages, including, without limitation, lost profits whether foreseeable or communicated to the other party.

27.	BD agrees to and does indemnify and hold harmless Buyer, its directors, officers, agents and employees from and against any and all liabilities, demands, claims, suits,losses, damages, causes of action, or judgments including costs, attorney fees, and expenses incident thereto which may be suffered directly by reason of any loss, damage, death or bodily injury arising out of or in connection with (i) BD’s negligent or wrongful willful acts in connection with this Agreement or (ii) the Products furnished to Buyer pursuant to this Agreement or any purchase order issued pursuant to this Agreement or (iii) BD’s breach of the warranties contained herein or failure to comply with any provision of this Agreement. This Indemnification shall not extend to indirect,special, or consequential damages, including, without limitation, lost profits whether foreseeable or communicated to the other party.

28.	If either party seeks indemnification from the other hereunder, it shall promptly give notice to the other party of any such claim or suit threatened, made or filed against it which forms the basis for such claim of indemnification and shall cooperate fully with the other party in the investigation and defense of all such claims or suits. The indemnifying party shall have the option to assume the other party’s defense in any such claim or suit with counsel reasonably satisfactory to the other party. No settlement or compromise shall [Redacted: Settlement Conditions] .

29.	Buyer will maintain and keep in force during the Term , general public liability, and property damage insurance against any insurable claim or claims, which might or could arise regarding Products purchased from BD.Such insurance will contain a minimum combined single limit of liability for bodily injury and property damage in the amounts of not less than [Redacted: Amount] and [Redacted: Amount].

30.	BD will maintain and keep in force during the Term, general public liability,and property damage insurance against any insurable claim or claims, which might or could arise regarding Products purchased from BD. Such insurance will contain a minimum combined single limit of liability for bodily injury and property damage in the amounts of not less than [Redacted: Amount] and [Redacted: Amount].

31.	At any time, either Buyer or BD may terminate this Agreement for any reason upon [Redacted: Term] written notice to the other or as otherwise agreed in writing by the Buyer and BD, provided that Buyer complies at all times with its payment obligations under this Agreement. In the event that during the notice period Buyer fails to comply with its payment obligations hereunder, the provisions of Section 32.1 will apply.

32.	Notwithstanding anything to the contrary, this Agreement may be terminated by either party giving notice to the other effective the date of receipt of written notice thereof:
32.1.	if the other party breaches any term, condition or provision of this Agreement, and such breach is not cured to the reasonable satisfaction of the other party within [Redacted: Term] of receipt of written notice of breach thereof, or as otherwise agreed upon by the parties in writing;

32.2.	if a party takes any action in respect of liquidation or winding up, or make an assignment for the benefit of creditors, or makes any proposal under the Bankruptcy Act or any comparable statute of any applicable jurisdiction, or a judgment or order is entered by any court of competent jurisdiction approving any such petition,or if a custodian or receiver or receiver and manager or any other official with similar powers be appointed for such party; and if such party ceases to do business as a going concern;

32.3.	in the event of any allegation of infringement being made against either BD or Buyer for infringement of a third party intellectual property right in consequence of the sale of the Products; and

32.4.	in the event of a Change of Control (as defined in Section 35) where the person acquiring control is a competitor of BD or any of its Affiliates. In this case, Buyer shall take any and all action reasonably requested by BD to protect any Confidential Information of BD from disclosure to or use by any Affiliate of the transferee or the Buyer in the case of a Change of Control.
33.	Termination of this Agreement by a party shall not deprive such party of any of its rights, remedies or actions against the other party for damages or equitable remedies.

34.	Upon termination, except by reason of breach by BD, Buyer shall reimburse BD for BD’s cost of all supplies purchased and on hand or on order, if such supplies were ordered by BD based on Buyer’s firm purchase order, and such supplies cannot be reasonably used by BD for other purposes, and for Products manufactured or delivered until the notice of termination.

35.	In the event of a Change of Control of the Buyer, Buyer shall provide BD with a notice within [Redacted: Term] prior to the effective date of the Change of Control. Upon receipt of the notice, BD shall have an additional period of [Redacted: Term] to provide notice to Buyer of acceptance of Change of Control or refusal to Change of Control, in which case, this Agreement shall be terminated by the end of an additional period of [Redacted: Term] . “Change of Control” means (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of Buyer to any person or group of persons acting jointly or in concert for purposes of such transaction; or (b) the consummation of any transaction including any consolidation, amalgamation, merger or issue of voting shares, the result of which is that any person or group of person acting jointly or in concert for purposes of such transaction becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Buyer, measured by voting power rather than number of shares.

36.	BD hereby grants Buyer (or its third party designees), the right to conduct “for cause” audits of BD’s or its subcontractors’ packaging facilities to address significant Product or safety concerns as discovered through adverse drug events or customer complaints related to Product failures.
36.1.	Buyer shall notify BD in writing of its intent to audit. Buyer and BD will determine mutually acceptable dates for the audit. Any auditors who are not employees of Buyer shall be required to enter into confidentiality agreements with BD or its subcontractor and Buyer containing terms of non-disclosure and non-use at least as stringent as those set forth in Section 38. Auditors shall abide by BD’s or its sub-contractor’s visitor policies. BD or its subcontractor shall have the right to protect the confidential information of its other clients and products and to limit the audit to such areas of the production facility that are relevant to the Products.

36.2.	The auditors shall issue a written report of their findings within [Redacted: Term] of the audit. Buyer shall provide to BD a written report of its findings as soon as possible, or within [Redacted: Term] after the conclusion of the audit. BD shall promptly address the audit findings, but in no event later than [Redacted: Term] of receiving the report.

36.3.	Any dispute in connection with a written report or findings by auditors shall be dealt with in accordance with the provisions of Section 5.5.2.
37.	Each purchase order or any acknowledgment thereof, whether printed, stamped, typed, or written shall be governed by the terms of this Agreement and none of the provisions of such purchase order or acknowledgment shall be applicable except those specifying Products and quantity ordered, delivery dates, special shipping instructions and invoice information. Buyer shall place the purchase orders no less than [Redacted: Term] prior to the requested shipping date.

38.	It is contemplated that in the course of the performance of this Agreement each party may, from time to time, disclose Confidential Information to the other. “Confidential Information ” means all information disclosed hereunder in writing or orally, visually or through some other media, except any portion thereof which: (a) is known to the recipient at the time of the disclosure, as evidenced by its written records or other competent evidence; (b) is disclosed to the recipient by a third person lawfully in possession of such information and not under an obligation of nondisclosure; (c) is or becomes patented, published or otherwise part of the public domain through no fault of the recipient; (d) is developed by or for the recipient independently of Confidential Information disclosed hereunder as evidenced by the recipient’s written records or other competent evidence; or (e) is required by law to be disclosed by the recipient, provided that the recipient gives the disclosing party hereto prompt notice of such legal requirement such that the disclosing party shall have the opportunity to apply for confidential treatment of such Confidential Information. The burden of proof for these exceptions lies with recipient. Each party agrees that, except as expressly provided in this Agreement, it shall not disclose Confidential Information received from the other party, and shall not use Confidential Information disclosed to it by the other party, for any purpose other than to fulfill each parties’ obligations under this Agreement. Notwithstanding the foregoing, Buyer shall be entitled to disclose Confidential Information to its distributor in the United States, including its territories and possessions.
38.1.	Notwithstanding the above, nothing contained in this Agreement shall preclude Buyer from using Confidential Information as may be necessary for obtaining governmental marketing approvals pursuant to the terms and conditions of this Agreement, or for either party to comply with applicable governmental laws and regulations or court orders (provided that the party disclosing such information uses reasonable efforts to seek confidential treatment of such information, except as required to file and prosecute such patent applications). The obligations of the parties relating to Confidential Information shall survive for a period of ten (10) years after the expiry or earlier termination of this Agreement.

38.2.	Neither party shall make any public announcement concerning the transactions contemplated herein, or make any public statement which includes the name of the other party or any of its affiliates, or otherwise use the name of the other party or any of its affiliates in any public statement or document, except as may be required by law or judicial order, without the written consent of the other party, which consent shall not be unreasonably withheld. Subject to any legal or judicial disclosure obligation, any such public announcement proposed by a party that names the other party shall first be provided in draft to the other party. BD acknowledges that Buyer is a publicly traded company with continuous disclosure obligations. Accordingly, Buyer may have to disclose in a press release, a material change report, its financial statements or in its other continuous disclosure documents the execution of this Agreement and the material terms thereof. BD acknowledges that Buyer may have to file this Agreement with the Canadian securities regulatory authorities in order to fulfill its continuous disclosure obligations in Canada.
39.	BD shall not be responsible for any delay of production for delivery of Products attributable to [Redacted: Description of events], and any other circumstance beyond the control of BD.

40.	The terms of this Agreement are severable and if for any reason any terms should be unenforceable or invalid, the rest of the Agreement shall remain in full force and effect. No delay or omission by either party in exercising any right or remedy shall operate as a waiver.

41.	This Agreement cancels and supersedes any previous agreement between Buyer and BD or its predecessors in title in relation to the Products.

42.	This Agreement is personal to each party and its rights and obligations herein shall not be assigned or transferred without the prior written consent of the other party. However, either party may assign this Agreement to one of its wholly-owned subsidiaries or its parent corporation without such consent. Notwithstanding the foregoing, Buyer, without such consent, shall have the right to assign this Agreement to [Redacted: Name]. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve any party of responsibility for the performance of any accrued obligation which such party then has hereunder.

43.	The parties’ relationship hereunder is that of independent contractors. This Agreement does not create any employment, agency, franchise, joint venture, partnership or other similar legal relationship between BD and Buyer. Buyer shall make no warranty concerning the Products except as expressly approved by BD. Buyer shall have no right or authority to assume or claim any obligation of any kind, express or implied, by or on behalf of BD, or to bind BD or any way whatsoever.

44.	No variation, modification or waiver of any of the terms of this Agreement shall be valid unless made in writing and signed on behalf of both parties. This Agreement and the Exhibits and other attachments to this Agreement set out the entire understanding between the parties with respect to the rights and duties of the parties and no party has relied on any representation that is not expressly set out or referred to in this Agreement.

45.	In order to be effective, any notice must be in writing. A notice is effective if it is delivered (i) personally, either to the individual designated below for such party, or to an individual having apparent authority to accept deliveries on behalf of such individual at its address set out below; (ii) by fax, (iii) by registered mail at or to the applicable addresses set out opposite the party’s name below or at or to such other address for a party as such party from time to time designates to the other parties in the same manner :

Technical Information:	For technical information, please call Claudine Keats, Product
Manager, 1-800-268-5430, Extension 6170

Product Certifications:	By acceptance of this Agreement, Buyer acknowledges that BD will provide an Annual Certification of Compliance and Biosafety (Sterility, Non-Toxicity, Non-Pyrogenicity as applicable) for all Products purchased or shipped under this Agreement.

Customer Service:

By Phone:	1-866-979-9408 / 1-888-259-0187

By Fax:	1-800-565-0897

Notices to BD:
By Mail:	Becton Dickinson Canada Inc.,
2100 Derry Road West, Suite 100,
Mississauga, Ontario, L5N 0B3

Attention:Kevin Egesborg
Regional Business Manager

Notices to Buyer:
By Mail:	Theratechnologies Inc.,
2310 Alfred-Nobel Blvd.
Montreal , Quebec, H4S 2B4

Attention:Pierre Perazzelli
Vice President, Pharmaceutical Development
46.	Additional Terms

Payment:	BD shall invoice Buyer for the Products [Redacted: Timing of Payment] at the prices set forth on Exhibit C, which Exhibit is hereby incorporated by reference. Buyer shall make payment [Redacted: Term] from the date of receipt of BD’s invoice.

Minimum Orders:	The minimum order quantity for the Products shall be [Redacted: Quantity] kits. For greater clarity, one (1) kit is comprised of the following:

• [Redacted: Quantity];
• [Redacted: Quantity]; and,
• [Redacted: Quantity].

47.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

48.	This Agreement is governed by, and is to be interpreted, construed and enforced in accordance with, the laws of Ontario and the laws of Canada applicable in Ontario, excluding any rule or principle of conflicts of law that may provide otherwise.

49.	The parties irrevocably attorn to the jurisdiction of the courts of Ontario, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.
IN WITNESS WHEREOF, the undersigned duly authorized representatives of the parties have executed this agreement as of the last date below written.

THERATECHNOLOGIES INC.	BECTON DICKINSON CANADA INC.

Pierre Perazzelli	Doug Johnstone

Name	Name

V.P. Pharmaceutical — Development	Director, Distributor RE

Title	Title

(signed) Pierre Perazzelli	(signed) Doug Johnstone

Signature	Signature

November 2, 2009	November 6, 2009

Date Signed	Date Signed
OEM Canadian Agreement BD & Thera FINAL - Redacted final

EXHIBIT A
Products
[Redacted: Description and amount of products]

EXHIBIT B
Packaging Specifications
[Redacted: Specifications]

EXHIBIT C
Price List
[Redacted: Pricing]